Exhibit D-5

January 14, 1999

Kay Pashos
Senior Counsel
PSI Energy, Inc.
1000 East Main Street
Plainfield, IN 46168

RE:  PSI Energy, Inc.   Affiliate Guidelines   Services Agreement

Dear Kay:

The Commission's staff has completed its preliminary review of the affiliate contract entitled "Services Agreement" provided to the staff on August 21, 1998 by PSI Energy, and the contract is now cleared for filing with the IURC and the SEC in accordance with PSI Energy's Affiliate Guidelines (see section 5 of PSI's Retail Electric Tariff). The staff has cleared this contract for filing based upon its review of the contract in reliance upon the commitment made by PSI Energy in a letter to me dated December 21, 1998, signed by PSI Energy's President, John Mutz.

Very truly yours,


/s/Robert C. Glazier
Director of Utilities
Indiana Utility Regulatory Commission